FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Table of Contents

Item

1.	News Release dated January 19, 2008 – Performance Review – Quarter ended December 31, 2007
2.	News Release dated January 19, 2008 – Proposed initial public offering of equity shares by ICICI Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 19, 2008	By:	/s/ Nilesh Trivedi
		Name:	Nilesh Trivedi
		Title:	Assistant Company Secretary

Item 1 ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 19, 2008

Performance Review – Quarter ended December 31, 2007: 35% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited unconsolidated Indian GAAP accounts of the Bank for the quarter ended December 31, 2007 (Q3-2008).

Highlights

•	Profit after tax for Q3-2008 increased 35% to Rs. 1,230 crore (US$ 312 million) from Rs. 910 crore (US$ 231 million) for the quarter ended December 31, 2006 (Q3-2007).

•	Operating profit excluding treasury income increased 37% in Q3-2008 to Rs. 1,977 crore (US$ 502 million) from Rs. 1,442 crore (US$ 366 million) for the quarter ended December 31, 2006 (Q3-2007).

•	Net interest income increased 32% to Rs. 1,960 crore (US$ 497 million) for Q3-2008 from Rs. 1,485 crore (US$ 377 million) for Q3-2007.

•	Fee income increased 33% to Rs. 1,785 crore (US$ 453 million) for Q3-2008 from Rs. 1,345 (US$ 341 million) for Q3-2007.

•
Current and savings account deposits increased 33% to Rs. 62,494 crore (US$ 15.9 billion) at December 31, 2007 from Rs. 47,062 crore (US$ 11.9 billion) at December 31, 2006 resulting in an increase in CASA ratio to 27% at December 31, 2007.

•	Total advances increased 25% to Rs. 215,517 crore (US$ 54.7 billion) at December 31, 2007 from Rs. 172,763 crore (US$ 43.8 billion) at December 31, 2006.

•
Profit after tax for the nine months ended December 31, 2007 (9M-2008) increased 32% to Rs. 3,008 crore (US$ 763 million) from Rs. 2,285 crore (US$ 580 million) for the nine months ended December 31, 2006 (9M-2007).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Deposit growth

Current and savings account deposits increased 33% to Rs. 62,494 crore (US$ 15.9 billion) at December 31, 2007 from Rs. 47,062 crore (US$ 11.9 billion) at December 31, 2006. During this period, the Bank’s total deposits increased 17% to Rs. 229,779 crore (US$ 58.3 billion) at December 31, 2007 from Rs. 196,893 crore (US$ 49.9 billion) at December 31, 2006. The Bank had 955 branches and extension counters and about 3,687 ATMs at December 31, 2007.

Credit growth

The Bank’s total advances increased 25% to Rs. 215,517 crore (US$ 54.7 billion) at December 31, 2007 from Rs. 172,763 crore (US$ 43.8 billion) at December 31, 2006. The proportion of advances of the Bank’s international branches in total advances increased from 12% at December 31, 2006 to 21% at December 31, 2007, reflecting effective synergies between the Bank’s strong corporate franchise and its international presence. The Bank’s retail advances were Rs. 132,311 crore (US$ 33.6 billion) at December 31, 2007 and constituted 61% of total advances.

International operations

The Bank is present in 18 countries through wholly-owned subsidiaries, branches and representative offices. At December 31, 2007 the Bank’s international operations accounted for about 23% of its consolidated banking assets.

ICICI Bank UK plc opened two additional branches in UK in Coventry and London taking the number of retail locations to nine. ICICI Bank Canada opened its seventh branch in Canada in the Greater Toronto Area.

Capital adequacy

The Bank’s capital adequacy at December 31, 2007 was 15.8%1 (including Tier-1 capital adequacy of 12.1%), well above RBI’s requirement of total capital adequacy of 9.0%.

1  Excludes US$ 750 million Upper Tier II issue made in January 2007 pending clarifications required by Reserve Bank of India on the clauses for principal and interest payment.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

At December 31, 2007, the Bank’s net non-performing assets constituted 1.47% of net customer assets.

International funding plan

At December 31, 2007, ICICI Bank’s consolidated balance sheet size was USD 115 billion. From January to December 2007, ICICI Bank and ICICI Bank UK plc raised USD 6.7 billion in the international bond markets in dollar, euro and sterling currencies.  This is used primarily for financing the expansion of Indian businesses, including their organic and inorganic growth internationally and their large investment plans in India. Going forward, the Bank seeks to continue to capitalize on these growth opportunities. Based upon an evaluation of funding opportunities and returns thereof, the Bank currently expects to raise approximately the same amount through bond issuances during calendar year 2008 subject to market conditions. The Bank currently expects to continue to diversify and evaluate alternative markets to complement its dollar, euro and sterling bond issuances. The balance international funding is likely to come from retail and corporate deposits, bank loan markets, multilateral sources and trade financing.

Performance highlights of key subsidiaries

ICICI Bank’s unaudited consolidated profit after tax was Rs. 2,762 crore (US$ 701 million) for 9M-2008 compared to Rs. 2,203 crore (US$ 559 million) for the 9M-2007.

ICICI Prudential Life Insurance Company (ICICI Life) continued to maintain its market leadership among private sector life insurance companies with a private market share of 25.8% and an overall market share of 11.8% on the basis of new business weighted received premium. During April-November ICICI Life’s new business weighted received premium increased by 67% as compared to industry growth of 14%. The growing operations of ICICI Life had a negative impact of Rs. 674 crore (US$ 171 million) on the unaudited consolidated profit after tax of ICICI Bank in 9M-2008. However, ICICI Life’s unaudited New Business Profit (NBP) in 9M-

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

2008 was Rs. 748 crore (US$ 190 million)2. The assets held by ICICI Life increased from about Rs. 15,818 crore (US$ 4.0 billion) at March 31, 2007 to Rs. 28,409 crore (US$ 7.2 billion) at December 31, 2007.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership position with a market share of 31.9% among private sector general insurance companies and an overall market share of 12.7% during April-November 2007. ICICI General’s premiums increased 17% to Rs. 2,722 crore (US$ 691 million) in 9M-2008 despite the impact of detariffication. ICICI General’s profit after tax increased by 134% to Rs. 115 crore (US$ 29 million) in 9M-2008 from Rs. 49 crore (US$ 12 million) in 9M-2007.

ICICI Securities’ revenues for Q3-2008 and 9M-2008 were Rs. 257 crore (US$ 65 million) and Rs. 527 crore (US$ 134 million) respectively. The company’s profit after tax for Q3-2008 and 9M-2008 was Rs. 71 crore (US$ 18 million) and Rs. 108 crore (US$ 27 million) respectively.

ICICI Prudential Asset Management Company‘s (ICICI AMC) assets under management (including portfolio management services and advisory assets) increased by 59% to Rs. 69,230 crore (US$ 17.6 billion) at December 31, 2007 from Rs. 43,440 crore (US$ 11.0 billion) at March 31, 2007. ICICI AMC’s profit after tax increased by 127% to Rs. 75 crore (US$ 19 million) in 9M-2008 from Rs. 33 crore (US$ 8 million) in 9M-2007.

ICICI Venture Fund Management Company (ICICI Venture) is the largest private equity company in India with assets under management of about Rs. 9,600 crore (US$ 2.4 billion). ICICI Venture’s profit after tax for 9M-2008 was Rs. 52 crore (US$ 13 million).

 2 Life insurance companies worldwide make accounting losses in initial years due to business set-up and customer acquisition costs in the initial years and reserving for actuarial liability. Further, in India, amortization of acquisition costs is not permitted. These factors have resulted in statutory losses for ICICI Life since the company’s inception, as its business has grown rapidly year on year. If properly priced, life insurance policies are profitable over the life of the policy, but at the time of sale, there is a loss on account of non-amortized expenses and commissions, generally termed as new business strain that emerges out of new business written during the year. New Business Profit (NBP) is an alternate measure of the underlying business profitability (as opposed to the statutory profit or loss) and relevant in the case of fast expanding companies like ICICI Life. NBP is the present value of the profits of the new business written during the year. It is based on standard economic and non-economic assumptions including risk discount rates, investment returns, mortality, expenses and persistency assumptions. Disclosure on economic assumptions are available in the annual report for the year ended March 31, 2007.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q3-2007	Q3-2008	Growth over Q3-2007	9M2007	9M2008	FY2007
Net interest income1	1,485	1,960	32%	4,028	5,225	5,637
Non-interest income (excluding treasury)	1,671	2,145	28%	4,260	5,798	5,915
- Fee income	1,345	1,785	33%	3,585	4,699	5,012
- Lease & other income	326	360	10%	675	1,099	903
Less:
Operating expense	1,288	1,665	29%	3,525	4,684	4,979
Expenses on direct market agents (DMAs) 2	383	416	9%	1,101	1,184	1,524
Lease depreciation	42	47	12%	144	136	188
Core operating profit	1,442	1,977	37%	3,518	5,019	4,861
Treasury income	310	282	-9%	568	651	1,013
Operating profit	1,752	2,259	29%	4,086	5,670	5,874
Less: Provisions	667	760	14%	1,350	1,957	2,226
Profit before tax	1,085	1,498	38%	2,736	3,713	3,648
Less: Tax	175	268	53%	451	705	538
Profit after tax	910	1,230	35%	2,285	3,008	3,110

1.	Net of premium amortisation on government securities of Rs. 2.24 bn in Q3-2007, Rs. 2.12 bn in Q3-2008, Rs. 7.33 bn in 9M-2007, Rs. 6.58 bn in 9M-2008 and Rs. 9.99 bn in FY2007.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	Dec 31, 2006	Dec 31, 2007	Growth over Dec 31, 2006	March 31, 2007
Assets
Cash balances with banks & SLR	82,428	107,362	30%	104,489
- Cash & bank balances	24,819	31,002	25%	37,121
- SLR investments	57,609	76,360	33%	67,368
Ad vances	172,763	215,517	25%	195,866
Other investments	21,924	28,952	32%	23,890
Fixed & other assets	18,717	24,869	33%	20,413
Total	295,832	376,700	27%	344,658
Liabilities
Networth	24,445	46,514	90%	24,313
- Equity capital	894	1,112	24%	899
- Reserves	23,551	45,401	93%	23,414
Preference capital	350	350	0%	350
Deposits	196,893	229,779	17%	230,510
Erstwhile ICICI & other borrowings	58,819	81,627	39%	70,661
Other liabilities	15,325	18,430	20%	18,824
Total	295,832	376,700	27%	344,658

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materia [Missing Graphic Reference] y from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology and our rural expansion, our ability to integrate recent or future mergers or acquisitions into our operations, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 39.42

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended March 31, 2007
		December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,911.77	5,600.87	22,759.07	15,599.66	21,995.59
	a) Interest/discount on advances/bills	5,752.16	4,165.53	16,774.79	11,392.89	16,096.31
	b) Income on investments	1,959.91	1,318.80	5,457.19	3,636.79	4,989.84
	c) Interest on balances with Reserve Bank of India and other interbank funds	210.95	111.54	495.41	515.64	808.56
	d) Others	(11.25)	5.00	31.68	54.34	100.88
2.	Other income	2,426.59	1,980.59	6,449.12	4,828.28	6,927.87
3.	A) TOTAL INCOME (1)+(2)	10,338.36	7,581.46	29,208.19	20,427.94	28,923.46
4.	Interest expended	5,952.08	4,115.85	17,534.43	11,571.64	16,358.50
5.	Operating expenses (e) + (f) + (g)	2,127.61	1,713.25	6,003.73	4,769.97	6,690.56
	e) Employee cost	570.51	426.22	1,612.26	1,175.94	1,616.75
	f) Direct marketing expenses	416.30	383.09	1,184.39	1,101.04	1,523.90
	g) Other operating expenses	1,140.80	903.94	3,207.08	2,492.99	3,549.91
6.	B) TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	8,079.69	5,829.10	23,538.16	16,341.61	23,049.06
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	2,258.67	1,752.36	5,670.03	4,086.33	5,874.40
8.	Provisions (other than tax) and contingencies	760.34	667.17	1,957.10	1,350.02	2,226.36
9.	Exceptional items	..	..	..	..	..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,498.33	1,085.19	3,712.93	2,736.31	3,648.04
11.	Tax expense
	a) Current period tax	490.83	365.58	1,236.16	712.61	984.25
	b) Deferred tax adjustment	(222.71)	(190.47)	(531.12)	(261.40)	(446.43)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITES (10)–(11)	1,230.21	910.08	3,007.89	2,285.10	3,110.22
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT / LOSS FOR THE PERIOD(12)–(13)	1,230.21	910.08	3,007.89	2,285.10	3,110.22
15.	Paid-up equity share capital (face value Rs. 10/-)	1,112.27	894.08	1,112.27	894.08	899.34
16.	Reserves excluding revaluation reserves	45,401.25	23,550.80	45,401.25	23,550.80	23,413.92
17.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	15.82%	13.37%	15.82%	13.37%	11.69%
	(iii) Earnings per share (EPS) for the period
	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs. )	11.07	10.18	29.01	25.61	34.84
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs. )	10.99	10.10	28.84	25.39	34.64
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off)	6,474.84	3,625.74	6,474.84	3,625.74	4,126.06
	ii) Net non-performing advances	3,227.82	1,824.82	3,227.82	1,824.82	1,992.04
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)	3.0%	2.1%	3.0%	2.1%	2.1%
	iv) % of net non-performing advances to net advances	1.5%	1.1%	1.5%	1.1%	1.0%
19.	Return on assets (annualised)	1.30%	1.28%	1.11%	1.11%	1.09%
20.	Aggregate of non-promoter shareholding
	• No. of shares	1,112,540,798	894,002,943	1,112,540,798	894,002,943	899,266,672
	• Percentage of shareholding	100	100	100	100	100
21.	Deposits	229,779.03	196,892.76	229,779.03	196,892.76	230,510.19
22.	Advances	215,516.55	172,763.08	215,516.55	172,763.08	195,865.60
23.	Total assets	376,699.54	295,832.05	376,699.54	295,832.05	344,658.11

CONSOLIDATED FINANCIAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rupees in crore)
Sr. No.		Three months ended		Nine months ended		Year ended March 31, 2007
	Particulars	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total Income	15,653.31	10,596.31	42,233.70	27,700.34	41,363.79
2.	Net Profit/(loss) for the period	1,119.82	883.92	2,762.11	2,202.98	2,760.63
3.	Earnings per share (EPS)
	EPS for the period (not annualised for quarter/period) (in Rs.)(basic)	10.08	9.89	26.64	24.69	30.92
	EPS for the period (not annualised for quarter/period) (in Rs.)(diluted)	10.01	9.81	26.48	24.48	30.75

UNCONSOLIDATED SEGMENT RESULTS OF ICICI BANK LIMITED FOR THE NINE MONTHS ENDED DECEMBER 31, 2007

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended March 31, 2007
		December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	8,065.84	5,944.10	22,996.20	16,641.85	23,479.37
b	Investment Banking	2,852.97	1,940.77	7,565.73	4,923.03	7,066.20
	Total revenue	10,918.81	7,884.87	30,561.93	21,564.88	30,545.57
	Less: Inter Segment Revenue	580.45	303.41	1,353.74	1,136.94	1,622.11
	Income from Operations	10,338.36	7,581.46	29,208.19	20,427.94	28,923.46
2.	Segment Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	1,420.79	1,325.83	3,675.63	3,209.51	4,535.25
b	Investment Banking	847.48	436.13	2,023.20	905.62	1,377.55
	Total profit before tax & provisions	2,268.27	1,761.96	5,698.83	4,115.13	5,912.80
3.	Provisions
a	Consumer and Commercial Banking	721.17	612.70	1,883.69	1,288.68	2,196.86
b	Investment Banking	39.17	54.47	73.41	61.34	29.50
	Total provisions	760.34	667.17	1,957.10	1,350.02	2,226.36
4.	Segment Results (i.e. Profit before tax and unallocated expenses)
a	Consumer and Commercial Banking	699.62	713.13	1,791.94	1,920.83	2,338.39
b	Investment Banking	808.31	381.66	1,949.79	844.28	1,348.05
	Total profit before tax and unallocated expenses	1,507.93	1,094.79	3,741.73	2,765.11	3,686.44
	Unallocated expenses	9.60	9.60	28.80	28.80	38.40
	Tax	268.12	175.11	705.04	451.21	537.82
	Profit after tax	1,230.21	910.08	3,007.89	2,285.10	3,110.22
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(23,725.45)	(32,047.03)	(23,725.45)	(32,047.03)	(47,842.84)
b	Investment Banking	65,488.95	53,061.23	65,488.95	53,061.23	68,079.85
	Total capital employed	41,763.50	21,014.20	41,763.50	21,014.20	20,237.01

Notes

1.	The above financials results have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.
The Sangli Bank Limited (Sangli Bank) has merged with ICICI Bank Limited effective April 19, 2007 as per the order of Reserve Bank of India (RBI) dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

3.
The Bank issued 75,686,388 equity shares (including green shoe option) of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and Existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a public issue of equity shares, aggregating to Rs. 10,043.71 crore on July 5, 2007. The Bank had issued, allotted and listed 17,402,172 partly paid equity shares, on which Rs. 500/- had been paid on application and allotment. The balance amount of Rs. 390/- was payable on call. A call notice dated November 26, 2007 was sent to the holders of partly paid-up equity shares and the last date of payment of call money was December 22, 2007. Consequently, on receipt of the call money, 13,649,506 equity shares were credited and listed on the Stock Exchanges as fully paid on January 11, 2008.

4.
The Bank has also issued 49,949,238 American Depositary Shares (ADS) including green shoe option of 6,497,462 ADSs at US$ 49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.

5.	During the quarter ended December 31, 2007, the Bank allotted 628,660 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints / grievances for the quarter ended December 31, 2007.

Opening balance	Additions	Disposals	Closing balance
5	4,104	4,105	4

7.
Provision for current period tax includes Rs. 8.72 crore towards provision for fringe benefit tax for the quarter ended December 31, 2007 (Rs. 32.98 crore for the nine months period ended December 31, 2007).

8.
USD 750 million (Rs. 2,956.13 crore) of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by RBI regarding certain terms of these bonds.

9.
As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on government securities, from “Income on investments” included in “Interest earned” which was earlier included in “Other income” amounting to Rs. 212.04 crore for quarter ended December 31, 2007 (Rs. 223.78 crore for quarter ended December 31, 2006), Rs. 657.68 crore for nine months period ended December 31, 2007 (Rs. 733.05 crore for nine months period ended December 31, 2006) and Rs. 998.70 crore for year ended March 31, 2007. Prior period figures have been reclassified to conform to the current classification.

10.	At September 30, 2007 the gross non performing advances (net of technical write-off) were Rs. 5,931.53 crore and the net non performing advances were Rs. 2,970.94 crore.
11.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
12.	The above financial results have been approved by the Board of Directors at its meeting held on January 19, 2008.
13.	The above unconsolidated financial results are audited by BSR & Co., Chartered Accountants.
14.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	Chanda D. Kochhar
Date : January 19, 2008	Joint Managing Director & CFO

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ICICI Centre, H.T.Parekh Marg, Churchgate, Mumbai 400 020 Phone: +91 22 288 2460 / 70

News Release	January 19, 2008

Proposed initial public offering of equity shares by ICICI Securities

The Board of Directors of ICICI Securities Limited (ICICI Securities), a wholly-owned subsidiary of ICICI Bank Limited (NYSE: IBN), at its meeting held at Mumbai today approved an initial public offering of equity shares, as well a private placement of equity shares to one or more institutional investors. The Board of Directors of ICICI Bank has also today approved the proposed capital raising. The maximum dilution of ICICI Bank’s holding in ICICI Securities through the proposed public offering and private placement would be up to 15.0% of the post-issue capital base of ICICI Securities.

ICICI Securities’ operations primarily encompass retail broking, institutional broking, distribution of retail financial products, wealth management and equity capital markets, including advisory services. The above equity offering would be subject to necessary regulatory, statutory and other approvals and procedures.

ICICI Securities is contemplating, subject to market conditions and regulatory approvals, an initial public offering of equity shares, which may include an offer for sale by the promoter. The draft red herring prospectus will be filed with Securities and Exchange Board of India in due course.

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ICICI Securities Limited and will contain detailed information about ICICI Securities Limited and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. ICICI Securities Limited does not intend to make an offering of registered securities in the United States.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to the future demand for the products and services of ICICI Securities, which may be impacted by, among other factors, economic conditions in India and globally and the returns and volatility in Indian stock markets, its ability to successfully implement its strategy, including its use of the Internet and other technology, its ability to integrate recent or future mergers or acquisitions into its operations, its growth and expansion in domestic and overseas markets, the adequacy of its allowance for losses, technological changes, investment income, its ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings it is or becomes a party to, the future impact of new accounting standards, its dividend policy and its ability to implement this policy, the impact of Indian banking & securities regulations

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ICICI Centre, H.T.Parekh Marg, Churchgate, Mumbai 400 020 Phone: +91 22 288 2460 / 70

on it, and its exposure to market risks as well as other risks that will be described in the offering document for the proposed equity offering by ICICI Securities.

The information provided herein is not an offer or solicitation for any application or subscription to any products or services and is not intended for distribution to, or use by, any person in any jurisdiction where such distribution or use would (by reason of that person's nationality, residence or otherwise) be contrary to law or regulation or would subject ICICI Bank, ICICI Securities or its / our affiliates to any licensing or registration requirements. The information contained in this document is not intended to nor should it be construed to represent that ICICI Bank, ICICI Securities or its / our affiliates provides any product or service in jurisdictions where it is not licensed or registered to do so. Any products offered by ICICI Bank or ICICI Securities or its or our affiliates are subject to the terms and conditions of that product. Any person interested in any of those products should get himself/herself acquainted with the terms and conditions of such product.

ICICI Bank, ICICI Securities or its or our affiliates are subject to a wide variety of banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which ICICI Bank, ICICI Securities or its / our affiliates operate. The laws and regulations governing the banking and financial services industry are complex governing a wide variety of issues with sometimes overlapping jurisdictional or enforcement authorities. Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. ICICI Bank or ICICI Securities undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call S. Mukherji, Managing Director & CEO, ICICI Securities at 91-22-6637 7403 or e-mail: subrata_mukherji@isecltd.com

For investor queries please call ICICI Bank’s investor relations team: Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

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